ARTICLES OF INCORPORATION
                                OF
                          JAVAJUICE.NET

     The undersigned, being the sole incorporator, states that:

     ARTICLE 1.    The name of the corporation is JAVAJUICE.NET.

     ARTICLE 2. The registered office of this corporation in the State of Nevada is 1161 Ambassador Drive, Reno, Nevada 89523; however, the corporation may maintain offices or conduct its business operations in other places within or outside the State of Nevada.

     The Resident Agent for the corporation is Rita S. Dickson, 1161 Ambassador Drive, Reno, Nevada 89523.


     ARTICLE 3. The corporation is being formed to engage in any lawful activity.

     ARTICLE 4. The total authorized capital stock of the corporation is:

     (a) Twenty-Five Million (25,000,000) shares of Common Stock, par value $.001 per share.

     ARTICLE 5. The members of the governing board of the corporation will be known as directors and the first Board will consist of one (1) director, until changed either by (i) an amendment to these Articles of Incorporation, or (ii) pursuant to the provisions of the corporation's Bylaws, which will provide for no less than one, no more than nine directors.

     The name and address of the initial director of the corporation is:

                                             Laura P. Mazany
                                             P.O. Box 12096
                                             Reno, Nevada  89510-2096

     ARTICLE 6.     The corporation will have perpetual existence.

     ARTICLE 7. No cumulative voting will be permitted in the election of directors.

     ARTICLE 8.     Shareholders will not have preemptive rights.

     ARTICLE 9. The officers and directors of the corporation will be indemnified from any personal liability to the corporation or its stockholders for any monetary damages as a result of a breach of fiduciary duty as an officer or director, except for liability for:

     (a) any breach of the officer or director's duty of personal loyalty to the corporation or its stockholders;

     (b) intentional acts of misconduct or violation of law or good faith; or

     (c) engaging in transactions which would improperly benefit the officer or director on a personal basis.

     Indemnification from liability of an officer or director of the corporation will be to the fullest extent permitted by Nevada General Corporation Law, including future amendments to any such provisions.

     ARTICLE 10. The name and address of the Incorporator of the corporation is:

                                       Laura P. Mazany
                                       P.O. Box 12096
                                       Reno, Nevada  89510

     IN WITNESS WHEREOF, the undersigned Incorporator declares and certifies that the facts herein stated are true and she executes these Articles of Incorporation the 7th day of September, 2000.

/s/     Laura P. Mazany


 STATE OF NEVADA	)
                  ss.
COUNTY OF WASHOE  )

      On this 7th day of September, 2000, before me, a Notary Public, personally appeared Laura P. Mazany, who acknowledged to me that she executed the above instrument.

/s/     Notary Public

                                  CERTIFICATE OF ACCEPTANCE
                            OF APPOINTMENT BY RESIDENT AGENT

     The undersigned hereby accepts the appointment as Resident Agent of this corporation in accordance with NRS 78.090 abd acknowledges that the mailing address for the registered office is 1161 Ambassador Drive, Reno, Nevada 89523.

/s/     Rita S. Dickson, Resident Agent